

July 25, 2012

Via E-mail
Mr. Douglas D. Hommert
Principal Financial Officer
FutureFuel Corp.
8235 Forsyth Blvd., Suite 400
Clayton, Missouri 63105

   RE: FutureFuel Corp.
     Form 10-K for the Year Ended December 31, 2011
     Filed March 15, 2012
     Form 10-Q for the Period Ended March 31, 2012
     Filed May 9, 2012
     File No. 1-35103

Dear Mr. Hommert:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Other Federal Incentives, page 6

1. We note your disclosure on page 6 that the tax credit you utilized in 2011 will not be available in 2012. In future filings, please discuss how the unavailability of the tax credit impacts your business and financial condition.

Customers and Markets, page 9

2. We note your disclosure in the last paragraph that one of your customers represented approximately 46% of your biofuels revenues (and 21% of total revenues). You state your belief that the loss of the customer would not have a material adverse impact on the biofuels

segment. However, since this customer also represents 21% of your total revenues, please tell us whether the loss of the customer would have a material adverse impact on your company as a whole. See Item 101(c)(1)(vii) of Regulation S-K.

Competition, page 10

3. In future filings, please disclose your principal methods of competition. See Item 101(c)(1)(x) of Regulation S-K.

Risk Factors, page 17

We are reliant upon two customers for a substantial amount of our chemical . . . , page 19

4. We note your disclosure in the fifth paragraph on page 12 that Proctor & Gamble has recently stated its intention to decrease the amounts of bleach activator it purchases from you. In future filings, please revise your risk factor disclosure to include this information and update the disclosure accordingly as you obtain more details regarding the amount by which the company will decrease its orders. In this regard, we note your disclosure on page 13 in the Form 10-Q for the fiscal quarter ended March 31, 2012 in which you indicated that sales of the bleach activator during the quarter declined by 19%.

Management's Discussion and Analysis of Financial Condition and Results…page 21

Results of Operations, page 34

Fiscal Year Ended December 31, 2011 Compared to Fiscal Year Ended…, page 36

5. You indicate that Adjusted EBITDA allows your chief operating decision maker to assess the performance of your business on a consolidated basis, to assess the ability of our operating segments to produce operating cash flow to fund working capital needs, to fund capital expenditures, and to pay dividends. Based on your disclosures, it appears that you may also be using Adjusted EBITDA as a Non-GAAP liquidity measure. Please clarify for us if you are using Adjusted EBITDA as both a liquidity measure and a performance measure. If so, please also provide a reconciliation of Adjusted EBITDA to cash flows from operations. Please show us supplementally what your revised disclosures will look like, if applicable. See Item 10(e) of Regulation S-K.

Other Matters, page 42

6. You disclose that you do not believe that the general contractor's default had or his counterclaim against you will have a material adverse effect on you or your financial condition. In future filings, please revise your discussion to address the expected effect on your results of operations and cash flows, as well.

7. With regards to your trade association matter, you indicate that at this time, you are unable to determine what effect the trade association's counterclaim will have on you or your financial condition. In future filings, please revise your discussion to address the expected effect on your results of operations and cash flows, as well. Please also tell us and disclose the amounts of the damages sought by the trade association. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please show us supplementally what your revised disclosures will look like in future filings.

Executive Compensation, page 78

Compensation Discussion and Analysis, page 78

8. In future filings, please provide a more comprehensive discussion of your compensation program as required under Item 402 of Regulation S-K. Please refer to and comply with Item 402(b)(1)(i)-(ii),(iv)-(vi) of Regulation S-K in future filings.

Cash Salaries and Bonus, page 79

9. In future filings, please explain how you determined the amounts of the bonuses distributed to Messrs. Dortch, Baker and Schmitt for 2011, specifying the portion distributed from the bonus pool separately from any additional bonus amounts awarded to them as salaried employees.

Omnibus Incentive Plan, page 79

10. We note your disclosure on page 80 that you may award stock options upon the achievement of performance goals. In future filings, please explain the basis upon which you awarded the stock options to your executive officers (i.e. whether performance-based or discretionary grant).   To the extent that the stock options were awarded based upon achievement of performance goals, please disclose the target performance and the actual performance achieved.

Signatures

11. In future filings, please provide a second set of appropriate signatures, as the Form 10-K must be signed by persons on behalf of the registrant and in their respective capacities. Please also provide signatures for your principal accounting officer and/or controller. Please refer to General Instruction D(2) of Form 10-K.

Form 10-Q for the Period Ended March 31, 2012

General

12. Please address the above comments in your interim filings as well, as applicable.

Exhibits 31(a) and 31(b)

13. In paragraph four of your certification, you have only referenced the definition of disclosure controls and procedures. In future filings, please revise paragraph four of your certification to also reference internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Please show us supplementally what your revised disclosures will look like in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jay Ingram, Legal Branch Chief at (202) 551-3397, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Pamela Long

For Rufus Decker
Accounting Branch Chief